SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Canadian National Railway Company
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

136375102
(CUSIP Number)

Mr. Christopher Hohn
TCI Fund Management Limited
7 Clifford St
London W1S 2FT, United Kingdom
44 20 7440 2330 with a copy to: Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2021
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 Pages)

CUSIP No. 136375102	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON TCI Fund Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,699,825
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,699,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,699,825
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 136375102	SCHEDULE 13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Christopher Hohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,699,825
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,699,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,699,825
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 136375102	SCHEDULE 13D/A	Page 4 of 5 Pages

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On September 13, 2021, TCIF UK issued a press release (the “September 13 Press Release”) announcing its intention to requisition a special meeting of shareholders of the Issuer for the purpose of refreshing the current Board by adding four independent nominees who, if elected, will provide the deep railroad operational experience the current Board lacks and help guide the selection of a new CEO, which TCIF UK believes should be Jim Vena. TCIF UK’s four proposed nominees are Gilbert H. Lamphere, Allison Landry, Rob Knight and Paul Miller and their biographies are included in the September 13 Press Release. A copy of the September 13 Press Release is filed herewith as Exhibit 5 and incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 5: September 13, 2021 Press Release.

CUSIP No. 136375102	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2021

TCI Fund Management Limited

/s/ Christopher Hohn
Name: Christopher Hohn
Title: Managing Director

/s/ Christopher Hohn
Christopher Hohn

Exhibit 5

TCI Funds Requisition Special Meeting of Canadian National Railway Shareholders; Nominate Four Highly Experienced Directors to Upgrade Current Board with Real Rail Experience

TCI identifies Jim Vena as the Outstanding CEO Candidate

LONDON, September 13, 2021 /CNW/ – Long-term shareholders CIFF Capital UK LP and The Children’s Investment Master Fund, acting by their investment manager TCI Fund Management Limited (together, “TCI”), announce they intend to requisition a timely special meeting of Canadian National Railway Company (TSX: CNR) (NYSE: CNI) ("CN" or the "Company") shareholders (the "Special Meeting") shortly for the purpose of refreshing the current Board of Directors (the “Board”) by adding four nominees who will provide the deep railroad operational experience the current Board lacks. TCI’s four independent and highly skilled nominees are Gilbert Lamphere, Allison Landry, Rob Knight and Paul Miller.

“CN is a great company, and it owns a unique asset – the best rail network in North America. However, the business has been underperforming for too long, so change is required. We did not seek a proxy fight, but without urgent action CN’s operational and financial performance will continue to lag its peers under a Board that lacks the right railroad experience and operational expertise,” said Chris Hohn, TCI Founder and Managing Partner.

“The bid for KCS exposed a basic misunderstanding of the railroad industry and regulatory environment. The Board consistently misjudged the STB and displayed flawed decision making, committing billions of dollars to an ill-conceived pursuit of an unattainable asset. CN should focus on getting better rather than bigger.”

“We have assembled an independent, accomplished and world-class slate of director nominees. They all have had long and distinguished careers operating in and analyzing the railroad industry. They bring vast railroad experience and knowledge, and they also share a common and very achievable goal: to create a much-needed culture of operational excellence at CN, which is essential if the Company is to reach its full potential.”

“A new, highly-qualified Board with renewed senior management will help ensure CN is put on the right track to the benefit of the Canadian and US economies, shippers, employees and shareholders. CN can do better, and with a new Board, it will.”

New CEO Candidate

“History has shown that with the right leadership railroads can be improved quickly. TCI’s independent and highly skilled nominees, if elected, will help lead and guide the selection of a new CEO. TCI has identified Jim Vena as the outstanding candidate for the position.”

“Mr. Vena has a proven track record as an exceptional operator. His time at CN, where he was a high-performing and well-respected Chief Operating Officer (COO), demonstrates he knows how to run a railroad successfully. During his 40 years at CN, Mr. Vena ran all three geographic regions of the network, so he knows the network intimately and is uniquely qualified to be CEO. More recently, Mr. Vena was the COO at Union Pacific, where he drove a remarkable improvement in the company’s operations, service, efficiency and profitability, resulting in a 650bps improvement in the operating ratio in two and a half years.”

“Mr. Vena has committed to accepting the role of CEO if offered the position in a suitably expedient manner.”

Advocating for a low-carbon railroad industry

Mr. Hohn also said, “Over many years, TCI has established an exceptional reputation as a leader on all ESG issues and policy-making. The firm has an active ESG policy (www.tcifund/ESG) with a particular focus on the risk of climate change. TCI has successfully campaigned for many of its portfolio companies to adopt a Climate Action Plan and to give shareholders a ‘Say on Climate’ advisory vote at their AGMs. These companies include Canadian National, who adopted the policy at its 2021 AGM, Moody’s, Aena, Vinci and Canadian Pacific. If our new independent director nominees are elected, TCI will continue to campaign for CN to lead the industry in all ESG issues, to adopt new technologies to improve the efficiency of its network, and to drive the industry to cooperate in developing and introducing new low-greenhouse-gas-emitting locomotives. This will have the additional benefits of attracting new shippers to the railroads, taking freight off the highways, and generating higher volume growth for the industry.”

Biographies of TCI Nominees (all of whom are fully independent of TCI)

Gilbert Lamphere is currently Chairman of MidRail Corporation, a freight rail company formed to develop and operate overlooked rail infrastructure in North America. As one of the most experienced railroad executives in North America, Mr. Lamphere has 40 years of experience in the rail industry and has been a board member of several public and private railroad companies, including:

•	Patriot Rail (2019-2021) - Chairman
•	CSX (2008-2015) – Member of the Operations, Finance, Compensation and Public Affairs committees
•	Florida East Coast Railway (2000-2007)
•	CN (1998-2005) – Chairman-elect of the Finance Committee and a member of the Compensation, Investment and Audit Committee
•	Illinois Central Railroad (1990-1998) - Chairman
•	MidSouth Rail (1988-1998) - Founder

Mr. Lamphere has also served on the boards of Recognition Equipment (Chairman), Cleveland-Cliffs, R.P. Scherer, Global Natural Resources, Sylvan Inc. and Lincoln Snacks, and was a board member of the Fremont Group, an investment and operating company with over $9 billion of assets.

Mr. Lamphere has been an Overseer of the Harvard School of Business Administration, a Trustee of the New York City Parks Foundation, and Chairman of three educational institutions: Deerfield Academy, Nightingale-Bamford and the Hamlin School. He was Chairman of Princeton University’s 1000-person Development Leadership Council and is currently on the Advisory Board of the Department of Psychiatry and Behavioral Sciences of Johns Hopkins Medicine.

Mr. Lamphere graduated from Princeton University and from Harvard Business School, where he was a Baker Scholar and awarded the Loeb Rhoades Fellow Finance prize.

Allison Landry currently serves as an independent director on the board of XPO Logistics, Inc. a leading North American less-than-truckload carrier and truck brokerage provider and is also a member of the Audit and Compensation Committees.

She previously spent 16 years at Credit Suisse, where she was the lead equity research analyst for the U.S. transportation sector, specializing in the railroad, trucking, airfreight and logistics industries.

Ms. Landry earned an MBA from Boston University, with a concentration in Finance, and a BA in Psychology from the College of the Holy Cross.

Rob Knight is the former Chief Financial Officer of Union Pacific Corporation, a position he held for 15 years before retiring in December 2019. While Mr. Knight was CFO, Union Pacific’s market capitalization grew from $17 billion to over $120 billion. For seven consecutive years, he was named to Institutional Investor magazine’s All-America Executive Team as the top CFO in all of transportation. During Mr. Knight’s 40-year tenure at Union Pacific, he also held a variety of senior executive positions, including General Manager of the company’s energy and automotive business units.

As a proven leader with extensive experience in finance, strategy and corporate governance, Mr. Knight serves as a director at Schneider National Inc. (member of Compensation Committee), Hyliion Holdings Corp. (Chair of Audit Committee) and Carrix Corporation, a private transportation services company.

Mr. Knight holds an MBA from Southern Illinois University and a BA from Kansas State University.

Paul Miller is an expert in transportation, logistics, safety management, and regulatory affairs.

Mr. Miller was an executive at Canadian National from 1978–2011. During his 33-year career at the company, Mr. Miller held leadership roles in operations, marketing, and planning. He retired as CN’s Vice President of Safety, Sustainability, and Network Transportation in 2011.

Mr. Miller served on the Safety and Operations Management Committee of the Railway Association of Canada, and the Risk Management Working Committee of the Association of American Railroads.

Since leaving CN, Mr. Miller has been a consultant, board member, volunteer and educator. As a consultant, he has worked with CN, Canadian Pacific Railway, Enbridge, The Railway Association of Canada and the New Brunswick Southern Railway. Mr. Miller was an Adjunct Professor and Railroader in Residence at the University of Alberta’s Canadian Rail Research Laboratory, and he serves on the board of the Chartered Institute for Logistics and Transport in North America, where he holds the Chartered Member (CMILT) designation. Mr. Miller is a registered professional engineer (P. Eng.) in the province of Alberta.

Mr. Miller holds a Master of Science in Engineering in Transportation Planning & Engineering, as well as a Bachelor of Science in Engineering in Civil Engineering, both from the University of New Brunswick. He also holds the ICD.D. designation from the Institute of Corporate Directors, and the Professional Logistician designation (P. Log.) from the Logistics Institute.

Board Removals

The requisition will also include a resolution to remove each of the following four incumbent CN directors:

•	Robert Pace
•	Kevin G. Lynch
•	James E. O’Connor
•	Laura Stein

Mr. Pace has served on the Board since October 1994. This period of nearly 27 years well exceeds the 14-year director’s tenure limit advised by CN’s Corporate Governance Manual. While Mr. Lynch, Mr. O’Connor and Ms. Stein, who have all served on the Board for over seven years, have had distinguished and varied careers, TCI’s independent and highly skilled nominees will bring more balance to the Board and will give it a deeper understanding of strategic alternatives and opportunities, as well as a broader knowledge of the operational challenges and possibilities in running a railroad.

Conclusion

TCI’s independent board nominees have significant operational experience and analytical capabilities in the railroad industry. Their election will diversify the Board and give balance to the existing areas of skills, expertise and competence already possessed by the Board.

Information Concerning the Nominees

TCI’s nominees are Gilbert Lamphere, Allison Landry, Rob Knight and Paul Miller. The table below sets out, in respect of each nominee, his or her name, province or state and country of residence, his or her principal occupation, business or employment within the five preceding years, and the number of shares beneficially owned, or controlled or directed, directly or indirectly, by him or her.

Name and Province or State, and Country of Residence	Principal Occupation for the Five Preceding Years	Number of Common Shares of the Company Beneficially Owned, or Controlled or Directed, Directly or Indirectly
Gilbert Lamphere (1)(2) Florida, U.S.A.	Principal of Lamphere Capital Management (a private investment firm that invests in a range of private and public companies) since June, 2000, and Chairman of MidRail Corp. (a freight rail company focused on originating, acquiring, consolidating, and developing integrated rail assets and operations across North America) since July, 2016	Nil
Allison Landry(1) New York, U.S.A.	Corporate director since August, 2021 and prior to July, 2021, equity research analyst at Credit Suisse (investment bank)	Nil
Rob Knight(1) Florida, U.S.A.	Corporate director since December, 2019 and prior to December, 2019, Chief Financial Officer of Union Pacific Corporation (Class I railroad)	Nil
Paul Miller(1) Alberta, Canada	Board member, and rail and logistics consultant	Nil

Notes:

(1)	None of the nominees currently holds any position with the Company.
(2)	Mr. Lamphere served as a director of the Company from March, 1998 until August, 2005.

Boards of Other Reporting Issuers on Which the Nominees Serve

Nominee	Boards of Other Reporting Issuers on Which the Nominee Serves
Allison Landry	XPO Logistics, Inc.
Rob Knight	Hyliion Holdings Corp. Schneider National, Inc.

Other Information Concerning the Nominees

Based on information provided by each respective nominee, each of the nominee is independent of the Company.

Based on information provided by each respective nominee, none of the nominees: (a) is, at the date of this release, or has been within the previous 10 years, a director, chief executive officer or chief financial officer of any company that (i) was subject to an a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (each, an “order”) that was issued while such nominee was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after such nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such nominee was acting in the capacity as director, chief executive officer or chief financial officer; (b) is, at the date of this release, or has been within the previous 10 years, a director or executive officer of any company that, while such nominee was acting in that capacity, or within a year of nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) within the previous 10 years has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such nominee.

Based on information provided by each respective nominee, none of the nominees has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a nominee.

Based on information provided by each respective nominee, none of the nominees or their respective associates or affiliates has: (a) any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries; or (b) any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Special Meeting, other than the removal of certain incumbent directors and the election of directors to fill the vacancies created by such removals.

None of TCI or any directors or officers of TCI, or any associates or affiliates of any of the foregoing, has: (a) any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries; or (b) any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Special Meeting, other than the removal of certain incumbent directors and the election of directors to fill the vacancies created by such removals.

Advisors

Kingsdale Advisors is acting as strategic shareholder and communications advisor to TCI. ASC Advisors is acting as communications advisor to TCI. Allen McDonald Swartz LLP and Schulte Roth & Zabel LLP are acting as legal counsel to TCI.

About TCI Fund Management

Founded in 2003 by Sir Christopher Hohn, TCI Fund Management Limited, the investment manager of CIFF Capital UK LP and The Children’s Investment Master Fund, is a value orientated, fundamental investor which invests globally in strong businesses with sustainable competitive advantages. Using a private equity approach, TCI Fund Management Limited conducts deep fundamental research, constructively engages with management and adopts a long-term investment horizon. For more information on TCI Fund Management Limited and its ESG policy, visit www.tcifund.com/ESG

Disclosures

TCI has been a CN shareholder since 2018. TCI currently owns more than 5% of the shares outstanding (valued at $4.3 billion) and is committed to the long-term success of CN.

Contacts

Kingsdale Advisors:

Ian Robertson
President, Canada
Direct: 416-867-2333
Cell: 647-621-2646
Email: irobertson@kingsdaleadvisors.com

Hyunjoo Kim

Director, Communications, Marketing & Digital Strategy

Direct: 416-867-2357

Cell: 416-899-6463

Email: hkim@kingsdaleadvisors.com

TCI Media Contacts:

ASC Advisors, New York
Steve Bruce: sbruce@ascadvisors.com
Taylor Ingraham: tingraham@ascadvisors.com
203-992-1230

Information in Support of Public Broadcast Solicitation

The information contained in this news release does not and is not meant to constitute a solicitation of a proxy within the meaning of applicable corporate and securities laws. Although TCI intends to requisition a meeting of shareholders, such a requisition has not yet been submitted and there is currently no record or meeting date and shareholders are not being asked at this time to execute a proxy in favour of TCI’s nominees or any other resolutions that may be set forth in the requisition. In connection with the Special Meeting, TCI may file an information circular in due course in compliance with applicable corporate and securities laws.

Notwithstanding the foregoing, TCI is voluntarily providing the disclosure required under sections 9.2(4) and 9.2(6) of National Instrument 51-102 – Continuous Disclosure Obligations in accordance with corporate and securities laws applicable to public broadcast solicitations.

This news release and any solicitation made by TCI in advance of the Special Meeting is, or will be, as applicable, made by TCI and not by or on behalf of the management of CN. All costs incurred for any solicitation will be borne by TCI, provided that, subject to applicable law, TCI may seek reimbursement from CN of TCI's out-of-pocket expenses, including proxy solicitation expenses and legal fees, incurred in connection with a successful reconstitution of the Board.

TCI is not soliciting proxies in connection with the Special Meeting at this time, and shareholders are not being asked at this time to execute proxies in favour of TCI’s nominees (in respect of the Special Meeting) or any other resolution that may be set forth in the requisition. Proxies may be solicited by TCI pursuant to an information circular sent to shareholders after which solicitations may be made by or on behalf of TCI, by mail, telephone, fax, email or other electronic means as well as by newspaper or other media advertising, and in person by directors, officers and employees of TCI, who will not be specifically remunerated therefor. TCI may also solicit proxies in reliance upon the public broadcast exemption to the solicitation requirements under applicable Canadian corporate and securities laws, conveyed by way of public broadcast, including through press releases, speeches or publications, and by any other manner permitted under applicable Canadian laws. TCI may engage the services of one or more agents and authorize other persons to assist in soliciting proxies on behalf of TCI.

TCI has retained Kingsdale Advisors ("Kingsdale") as its strategic advisor and to assist TCI in soliciting shareholders should TCI commence a formal solicitation of proxies. Kingsdale's responsibilities will principally include advising TCI on governance best practices, where applicable, liaising with proxy advisory firms, developing and implementing shareholder communication and engagement strategies, and advising with respect to meeting and proxy protocol.

TCI is not requesting that CN shareholders submit a proxy at this time. Once TCI has commenced a formal solicitation of proxies in connection with the Special Meeting, proxies may be revoked by depositing an instrument or act in writing executed or, in Quebec, signed by the shareholder or by the shareholder’s personal representative authorized in writing (i) at the registered office of the Company at any time up to and including the last business day preceding the day of the Special Meeting, or an adjournment thereof, at which the proxy is to be used, or (ii) with the chairman of the Special Meeting on the day of the Special Meeting or an adjournment thereof, or in any other manner permitted by law.

CN's registered office address is 935, rue de La Gauchetière ouest, Montréal, Québec, Canada, H3B 4M9. A copy of this news release may be obtained on CN's SEDAR profile at www.sedar.com.